BIT ORIGIN LTD.

375 park Ave, Fl 1502

New York, NY 10152

March 17, 2023

Via Edgar Correspondence

Ms. Sonia Bednarowski

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bit Origin Ltd.
Amendment No. 3 to Registration Statement on Form F-3
Filed March 1, 2023
File No. 333-268501

To whom it may concern,

This letter is in response to the letter dated March 9, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bit Origin Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement Amendment No. 4”) is being submitted to accompany this letter.

Amendment No.3 to Registration Statement on Form F-3

Miners, page 5

1. Refer to your response to prior comment 2. You disclose that you do not currently trade Bitcoin on any exchange or store Bitcoin on any trading platform but that you do trade Bitcoins for fiat currency as you note that "[i]f the Bitcoins price decreases when we trade the Bitcoins for fiat currency, the amount of fiat currency we receive will decrease as well and our results of operation will be negatively impact[ed]." Please clarify how you trade Bitcoin for fiat currency and the policies related to when you do trade Bitcoin for fiat currency.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we added the disclosure on page 5 of the Registration Statement Amendment No. 4 that our finance department is constantly monitoring the trend of Bitcoin price and will make proposals to our CFO. The CFO will determine whether the Bitcoin trading price is favorable and whether it is necessary for the Company to Bitcoins to improve the cashflow. If the CFO approves the trading of Bitcoins, she will instruct the Vice President to transfer the Bitcoins to the OKX exchange and execute the trade. We do not have an agreement with the OKX exchange. If the Bitcoins cannot be sold at the approved price within one day after the transfer, the CFO will review the recalibrated proposal prepared by the finance department and approve the new price and new number of Bitcoins to be sold if the CFO deems the proposal is reasonable. If we trade Bitcoins for fiat currency, we will withdraw the fiat currency immediately from the OKX exchange and deposit it into the Company’s bank account.

Prospectus Summary

Business Overview, page 5

2. We note your response to comment 11 in our January 20, 2023 letter indicating that you had no exposure to recent bankruptcies and crypto market disruptions. In light of more recent events, including those related to Voyager Digital, Genesis, BlockFi, and Silvergate Capital, please tell us whether you have any material exposure and revise as appropriate. In addition, revise the fourth risk factor on page 22 to specify whether or not you have experienced any issues with banks or other financial institutions as discussed generally in the risk factor.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we do not have any business relationships and have no direct and material exposure to Voyager Digital, Genesis, BlockFi and Silvergate Capital. In addition, we have not experienced any service disruptions with or have our accounts closed by any banks or other financial institutions. We revised the disclosure under the section “Impact of Recent developments Regarding Crypto Asset Market” on page 11, the first risk factor on page 17, and the fourth risk factor on page 22 of the Registration Statement Amendment No. 4.

Mining Facilities

Cheyenne, Wyoming, page 9

3. Refer to your response to comment 3. Please expand your discussion of the partnership agreement so that investors understand the term of the agreement, any termination provisions, liquidation rights, liabilities and responsibilities pursuant to the partnership agreement.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we expanded the disclosure on page 9 of the Registration Statement Amendment No. 4 that the Partnership commenced on May 12, 2022 and shall continue, unless the Partnership is sooner de-registered, until the Partnership’s entire interest in the portfolio company has been disposed of and any ongoing arrangements related thereto (including any escrow arrangement) have been terminated and all proceeds thereof have been distributed. The general partner can by a determination in good faith, terminate or wind up the Partnership if it has determined that there is a substantial likelihood that due to a change in the text, application or interpretation of the provisions of the applicable securities laws, or any other applicable statute, regulation, case law, administrative ruling or other similar authority, the Partnership cannot operate effectively in the manner contemplated herein. The Partnership will also terminated upon the commencement of liquidation, bankruptcy or dissolution proceedings or the withdrawal, or making of a winding up or dissolution order of the General Partner, or the occurrence of any other event that causes the General Partner to cease to be a general partner of the Partnership under the Partnership Act, by the entry of a decree of judicial dissolution, or at such time as there are no limited partners.

As a limited partner, the Company shall not take part in the management of the Partnership or in the management or control of the Partnership’s investment or other activities, transact any business in the Partnership’s name, deal with any person on behalf of the Partnership who or that is not a partner or have the power to sign documents for or otherwise bind the Partnership. Any election, vote, waiver or consent of the limited partners shall be calculated as a percentage of the respective capital commitments of the limited partners entitled to make such election, vote, waiver or consent. The liability of the Company for the debts and obligations of the Partnership is limited to its capital commitment in the amount of $3,000,000. Cash received by the Partnership from the sale or other disposition of, or dividends, interests or other income from or in respect of, a portfolio investment, or otherwise received by the Partnership from any source (other than capital contributions and other payments made by the Partners pursuant to the Partnership Agreement and temporary investment income), in excess of the amount necessary or appropriate for the payment of the Partnership’s expenses, liabilities and other obligations, shall be distributed upon dissolution of the Partnership, apportioned among the partners in proportion to the sharing percentages as of the time of distribution.

The general partner and associated indemnified persons generally will not be liable to the Partnership or the limited partners for any act or omission relating to the Partnership, other than acts or omissions constituting certain disabling coduct, including such person’s conviction of a Felony or a willful violation of law by such person in each case having a material adverse effect on the Partnership; actual fraud, willful malfeasance or gross negligence by or of such person; or reckless disregard of duties by such person in the conduct of such person’s office. If the Partnership’s assets are insufficient to meet such liabilities, the Partnership may recall distributions to meet all or any portion of the indemnification or repayment obligations of the Partnership.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Lucas Wang
Name:	Lucas Wang
Title:	Chief Executive Officer